ASSET PURCHASE AGREEMENT

BETWEEN

BEANSTALK CAPITAL INC.

AND

ALMADEN MINERALS LTD.

February 15, 2011

Table of Contents

THIS AGREEMENT is made as of the 15th day of February, 2011

BETWEEN:

BEANSTALK CAPITAL INC., a company incorporated under the laws of British Columbia, having a place of business at Suite 1700, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

(the "**Purchaser**")

AND:

ALMADEN MINERALS LTD., a company incorporated under the laws of the Province of British Columbia, having a place of business at 750 West Pender Street, Suite 1103, Vancouver, British Columbia, V6C 2T8

(the "**Vendor**")

WHEREAS:

A. The Vendor has agreed to sell and the Purchaser has agreed to purchase all of the Assets (as hereinafter defined) on the terms and subject to the conditions hereinafter contained.

B. The Purchaser is a capital pool company listed on the TSX-V (as hereinafter defined) and the closing of the transactions contemplated by this Agreement will constitute, with respect to the Purchaser, a Qualifying Transaction (as defined herein) under TSX-V Policy 2.4 (as hereinafter defined).

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of one dollar and the premises and mutual agreements and covenants herein contained (the receipt and adequacy of such consideration being mutually acknowledged by each party), the Parties (as hereinafter defined) covenant and agree with each other as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement the following words and phrases shall have the following meanings:

"**Action**" means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority;

"**Affiliate**" has the meaning ascribed to it in the *Business Corporations Act* (British Columbia);

"**Applicable Laws**" means, with respect to any Person, any national or foreign federal, state, provincial or local Laws, ordinance, regulation, rule, code, order, other requirement or rule of law or stock exchange rule applicable to such Person or any of its respective properties, assets, officers, directors, employees, independent contractors, consultants or agents;

"**Area of Interest**" has the meaning ascribed to it in Article 11;

"Assets" means all properties, assets, privileges, rights, interests and claims, real and personal, tangible and intangible, of every type and description, wherever located, which are belonging to or usually and ordinarily used in connection with the Elk Gold Project or to which the Vendor is entitled in connection with the Elk Gold Project, including:

(a) the Properties;

(b) the Buildings;

(c) the Equipment;

(d) the Inventory;

(e) the Technical Information; and

(f) the Permits.

"Buildings" means all plants, mills, hoists, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situated on, under or in, or forming part of the Elk Gold Project, including those set out in Schedule B;

"Business Day" means any day upon which banks and financial markets are open during regular business hours in Vancouver, British Columbia;

"Closing" means the completion of the sale to, and the purchase by the Purchaser of, the Assets and the completion of all other transactions contemplated by this Agreement to occur contemporaneously therewith;

"Closing Date" means the date that is the earlier of the following (a) the Business Day upon which condition 7.1(j) is completed or waived by the Purchaser and the registrations and records are engrossed with such registrations and do not reveal any encumbrances that are not Permitted Encumbrances which the Purchaser is not willing to then waive; and (b) April 30, 2011. Notwithstanding the foregoing, if condition 7.1(j) or any other condition of Closing cannot be satisfied before or on April 30, 2011 because one or more of the Parties have constructive or actual notice of a Lien which purports to affect any of the Properties, other than a Permitted Encumbrance under this Agreement, and which is not acceptable to either Purchaser or Vendor, then the Closing Date shall be extended as reasonably required to deal with such Lien in a manner which is reasonably acceptable to both Vendor and Purchaser.

"Closing Time" means 10:00 a.m. (Pacific Standard Time) or such other time as may be agreed upon by the parties;

"Dispute" has the meaning ascribed to it in Section 12.1;

"Elk Gold Project" means the gold project owned by the Vendor known as the "Elk Gold Project" located near Merritt, British Columbia;

"Employment Legislation" means, collectively, all Applicable Laws currently in effect including respective regulations and orders promulgated thereunder, and any similar federal, state or other legislation applicable in British Columbia relating to employment of Persons in British Columbia;

"Environment" means the air immediately around, the water in and under, and the land comprising the Properties;

"Environmental Laws" means all federal, state, regional, municipal, and local laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, policies, guidelines, requirements, directives, judgments and other requirements of any government or political subdivision, agency or instrumentality or of any court, tribunal or other similar body, relating to health, safety, protection or preservation of the

environment or the manufacture, processing, distribution, use, treatment, storage, disposal, discharge, release, transport, sale or handling of Hazardous Substances;

"Equipment" includes all fixed assets and tangible personal property, wherever situated, used in connection with the Elk Gold Project, including those set out in Schedule C;

"Equity Financing" means the Purchaser's sale and distribution by way of a private placement to be completed at the Closing of up to 10,000,000 Units at a anticipated purchase price of not less than $0.50 per Unit and up to 3,850,000 common shares in the capital of the Purchaser issued on a flow-through basis pursuant to the *Income Tax Act* (Canada) at a anticipated purchase price of not less than $0.65 per flow-through share for gross anticipated proceeds of up to $7,502,500, or in such other amounts and on such other terms as may be determined by the Purchaser;

"Filing Statement" means the filing statement required to be filed by the Purchaser with the TSX-V in order to ensure that the transactions contemplated by this Agreement qualify, with respect to the Purchaser, as a Qualifying Transaction under TSX-V Policy 2.4;

"Financial Statements" means the unaudited interim financial statements of the Vendor for the nine months ended September 30, 2010;

"Governmental Authority" means any Canadian or foreign federal, state, provincial, municipal or local governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body;

"Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award issued or entered by or with any Governmental Authority;

"Hazardous Substances" means any contaminant, pollutant, dangerous substance, liquid waste, industrial waste, hauled liquid waste, toxic substance, special waste, solid waste, hazardous waste, hazardous material or hazardous substance including, but not limited to, any material regulated because of its effect or potential effect on health, safety or the environment; all as defined in or pursuant to any Environmental Laws;

"Inventory" means all inventories or ore, raw materials, minerals-in-progress, stock-in-trade and supplies situated on the Elk Gold Project as of the Closing Date (including any tailings, tailings pond, tailings dams and other tailings impound facilities), including that set out on Schedule D;

"Laws" means any Canadian or foreign, federal, state, provincial or local law, ordinance, regulation, rule, code, Order, principle of common and civil law and equity, other requirement or rule of law or stock exchange rule, including any judicial or administrative interpretation thereof;

"Legal Proceeding" means any judicial, administrative or arbitral action, suit, proceeding (public or private), claim or governmental proceeding;

"Liabilities" means any and all debts, trade accounts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undeterminable, including, without limitation, those arising under any Law, Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking or otherwise, including, without limitation, arising directly or indirectly under or pursuant to any loan, credit agreement, loan or credit facility transaction or arrangement or any off-balance sheet transaction or arrangement, in each case of the Vendor affecting or relating to the Assets;

"Lien" means any encumbrance of any nature or kind whatever and includes a security interest, mortgage, lien, hypothec, pledge, hypothecation, assignment, charge or security, including arising under

or by operation of any Applicable Laws, including any banking legislation, trust or deemed trust (whether contractual, statutory or otherwise arising), any easement, agreement, reservation, right of way, restriction, encroachment, burden, bond, guarantee or any other right or claim of others of any kind whatever or any restrictive covenant or other agreement, restriction or limitation on title or use;

"Material Contracts" means those subsisting commitments, contracts, instruments, leases and other agreements, oral or written, entered into by the Vendor, by which it is bound or to which it or its assets are subject and which have total payment obligations on the part of the Vendor which exceed $25,000 or are for a term of or in excess of one year as set out in Schedule G;

"Minister" means the British Columbia Minister of Energy, Mines and Petroleum Resources;

"Order" means any order, (including any judicial or administrative order and the terms of any administrative consent) injunction, judgment, decree, ruling, writ, assessment or arbitration award;

"ordinary course" or **"normal course"** means any action which constitutes an ordinary day-to-day business activity or is consistent with past practices;

"Parties" means the Vendor and the Purchaser, and "Party" means any one of them;

"Permits" means any and all permits, licences, concessions, approvals, certificates, consents, certificates of approval, rights, privileges or franchises, registrations (including any required export/import approvals) and exemptions of any nature and other authorizations, conferred or otherwise granted by any Governmental Authority and concerning or related to the Elk Gold Project, including those set out in Schedule H;

"Permitted Encumbrances" means:

(a) in relation to the Assets, those Liens set out in Schedule F;

(b) security given to a public utility or any Governmental Authority when required in the ordinary course;

(c) any reservations or exceptions contained in the concessions or other original grant of rights underlying or related to the Properties;

(d) easements and any registered restrictions or covenants that run with the Properties that do not in the aggregate detract from the value of the Properties;

(e) rights of way for, or easements, reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services, provided that they do not in the aggregate materially interfere with the use of the Properties and which are on the Properties; and

(f) zoning by-laws, ordinances or other restrictions as to the use of real property, and agreements with other Persons registered against title to the Properties, provided that they do not in the aggregate materially interfere with the use of the Properties and which are on the Properties;

"Person" includes an individual, corporation, limited liability corporation, body corporate, partnership, limited partnership, limited liability partnership, unlimited liability company, joint stock company, joint venture, association, trust or unincorporated organization or any trustee, executor, administrator or other legal representative thereof;

"Properties" means all mining claims or other rights comprising the Elk Gold Project, including the 27 contiguous mineral claims covering 16,566 hectacres plus a 150 hectare mining lease located 40 kilometres west of Peachland, British Columbia in the Similkameen Mining Division as more particularly described in Schedule A hereto and any other properties acquired within the Area of Interest;

"Purchase Price" has the meaning specified in Section 2.2;

"Purchaser" means Beanstalk Capital Inc.;

"Purchaser's Solicitors" means, the law firm of Axium Law Corporation, 3350 – 1055 Dunsmuir Street, PO Box 49222, Vancouver, British Columbia, V7X 1L2;

"Qualifying Transaction" has the meaning given to it in TSX-V Policy 2.4;

"Royalty" means the net smelter returns royalty payable to the Vendor in accordance with Article 2 herein and having the terms set out in the Royalty Agreement;

"Royalty Agreement" means the royalty agreement attached as Schedule I hereto;

"Shares" means the 37,000,000 common shares without par value in the capital of the Purchaser to be issued to the Vendor pursuant to Article 2 herein;

"Tax Return" means all reports, estimates, information statements and returns relating to, or required to be filed in connection with, any Taxes pursuant to the statutes, rules and regulations of any federal, state, local or foreign government taxing authority;

"Taxes" means all taxes, including any interest or penalties that may become payable in respect thereof, imposed by any federal, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limitation, all income taxes, payroll taxes, sales and use taxes, excise taxes, environmental taxes, franchise taxes, gross receipts taxes, occupation taxes, real and personal property taxes, value added taxes, stamp taxes, transfer taxes, withholding taxes, workers' compensation, social security payments, health taxes, unemployment insurance payments, public works payments and any other contributions under Applicable Laws and other obligations of the same or of a similar nature;

"Technical Information" means all information and all know-how owned, leased or licensed by the Vendor or in which the Vendor has a right, title or interest, or which is otherwise related to the Elk Gold Project, including that set out in Schedule E, including:

(a) information of a scientific, technical or business nature, whether in written, graphic, machine readable, electronic or physical form;

(b) maps, plans, designs, research data, research plans, development plans, drill core samples, trade secrets, processes, formulas, drawings, technology, computer software and related manuals, unpatented blueprints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures; and

(c) all geological reports, technical reports or similar disclosure documents prepared in connection with the Properties;

"Transaction Documents" has the meaning given to it in Section 3.1(c);

"TSX" means the Toronto Stock Exchange;

"TSX-V" means the TSX Venture Exchange Inc.;

"TSX-V Policy 2.4" means Policy 2.4 – *Capital Pool Companies* of the TSX-V Corporate Finance Manual;

"Unit" means a unit of the Vendor to be offered by the Purchaser pursuant to the Equity Financing, which will consist of one common share in the capital of the Purchaser and one Warrant;

"Vendor" means Almaden Minerals Ltd.;

"Vendor's Solicitors" means William J Worrall, Q.C. Law Corp, Suite 950 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5;

"Warrant" means a **[transferable/non-transferable]** common share purchase warrant of the Purchaser which will be issued as part of a Unit and will be exercisable to purchase a Warrant Share at an exercise price of $0.75 for three years following the closing of the Equity Financing; and

"Warrant Share" means a previously unissued common shares in the capital of the Purchaser, as presently constituted, which will be issued upon the exercise of a Warrant.

1.2 Schedules

The following are the schedules to this Agreement:

Schedule A – Properties

Schedule B – Buildings

Schedule C – Equipment

Schedule D – Inventory

Schedule E – Technical Information

Schedule F – Permitted Encumbrances

Schedule G – Material Contracts

Schedule H – Licences, Permits and Authorizations

Schedule I – Royalty Agreement

1.3 Interpretation

For the purposes of this Agreement, except as otherwise expressly provided herein:

(a) "this Agreement" means this Agreement, including the Schedules hereto, as it may from time to time be supplemented or amended;

(b) all references in this Agreement to a designated Article, section, subsection, paragraph, clause, subclause or other subdivision, or to a Schedule, is to the designated Article, section, subsection, paragraph, clause, subclause or other subdivision of or Schedule to this Agreement unless otherwise specifically stated;

(c) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, section, subsection, paragraph, clause, subclause or other subdivision or Schedule;

(d) the singular of any term includes the plural and vice versa and the use of any term is equally applicable to any gender and where applicable to a body corporate;

(e) the word "or" is not exclusive and the word "including" is not limiting (whether or not non-limiting language such as "without limitation" or "but not limited to" or other words of similar import are used with reference thereto);

(f) except as otherwise provided, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or such regulations;

(g) where the phrase "to the best of the knowledge of" or phrases of similar import are used in this Agreement, it shall mean actual knowledge of the existence or absence of facts, without any independent investigation or review;

(h) the headings to the Articles and other subdivisions of this Agreement are inserted for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(i) any reference to a corporate entity includes and is also a reference to any corporate entity that is a successor to such entity;

(j) the Parties acknowledge that this Agreement is the product of arm's length negotiation between the parties, each having obtained its own independent legal advice, and that this Agreement shall be construed neither strictly for nor strictly against any party irrespective of which party was responsible for drafting this Agreement; and

(k) the representations, warranties, covenants and agreements contained in this Agreement shall not merge at the Closing and shall continue in full force and effect from and after the Closing Date for the applicable period set out in this Agreement.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Relying on the warranties and representations in this Agreement and subject to the terms and conditions hereof, on the Closing Date the Purchaser will purchase from the Vendor and the Vendor will sell, assign and transfer to the Purchaser the Assets free and clear of all Liens, except the Permitted Encumbrances, in consideration for the Purchase Price.

2.2 Purchase Price

The purchase price for the Assets (the "Purchase Price") shall be the fair market value of the Assets, and shall be satisfied at Closing by:

(a) the issuance of the Shares by the Purchaser to the Vendor; and

(b) the grant by the Purchaser to the Vendor of a 2% net smelter returns royalty to be evidenced by the Royalty Agreement.

2.3 TSXV Escrow and Resale Restrictions

The Vendor acknowledges that the Shares may be subject to escrow restrictions imposed by the TSX-V and that the Shares will be released over time in accordance with the policies of the TSX-V pursuant to an escrow agreement prepared in accordance with the policies of the TSX-V. The Purchaser shall use reasonable commercial efforts to have the escrow restrictions be those applicable to an established issuer such that ¼ of the Shares are released from escrow on the listing of the Shares on the TSX-V Tier 1 with 1/3 of the remaining shares being released from escrow restrictions 6 months after such listing, ½ of the remaining Shares being released from escrow restrictions 12 months after such listing and the remaining shares being released from escrow restrictions 18 months after such listing. The Vendor acknowledges that all Shares will be subject to such resale restrictions as may be imposed by Applicable Laws and such other resale restrictions as may be imposed by the TSX-V.

2.4 Bonus Share Escrow

Two million of the Shares (the "Bonus Shares") will be held in escrow, subject to the following terms and conditions:

(a) one million Bonus Shares will be held in escrow and released at such time as the Purchaser establishes one million ounces of measured or indicated reserves of gold on the Properties, as verified by an independent 43-101 report; and

(b) an additional one million Bonus shares will be held in escrow and released at such time as the Purchaser establishes an additional one million ounces of measured or indicated reserves of gold on the Properties, as verified by an independent 43-101 report.

Any Bonus Shares not released from escrow within five years of the Closing Date will be returned to the Purchaser for cancellation. The terms of the escrow will be set out in an escrow agreement to be entered into and delivered at Closing.

2.5 Section 85 Election

The Purchaser and the Vendor covenant and agree to elect, in the prescribed form and within the time specified in the relevant legislation for such election pursuant to subsection 85(1) of the Income Tax Act (Canada) and the corresponding provisions of any applicable provincial tax legislation in respect of the transfer by the Vendor of the Assets under this Agreement. The elected amount shall be determined jointly by the Vendor and the Purchaser and shall be not less than the adjusted cost base to the Vendor of the Assets and not greater than the Purchase Price for the Assets and the Parties agree to otherwise fully cooperate in such regard.

2.6 Allocation of Purchase Price among Assets

The Purchase Price shall be allocated among the Assets in such manner as the Purchaser determines at Closing.

2.7 Transfer Taxes

Purchaser shall pay all land transfer taxes, sales taxes, HST and registration fees or other like charges properly payable by the Purchaser upon the transfer of the Assets from the Vendor to the Purchaser hereunder.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE VENDOR

3.1 Representations and Warranties of the Vendor

To induce the Purchaser to enter into and complete the transactions contemplated by this Agreement, the Vendor hereby represents and warrants, as representations and warranties that are true and correct as at the date of this Agreement and that will be true and correct on the Closing Date as if such representations and warranties were made on each of the date of this Agreement and the Closing Date (except insofar as such representations and warranties are stated to be given as of a particular date or for a particular period and relate solely to such date or period), as follows:

(a) Organization and Good Standing – The Vendor is duly incorporated, amalgamated, or continued, validly existing, and in good standing with respect to the filing of annual reports under the laws of its jurisdiction of incorporation, amalgamation, or continuance, and has all the corporate power, authority and capacity to own, lease, operate and dispose of the Assets and to carry on its business as presently conducted. The Vendor is duly qualified or licenced to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of the Assets make such qualification or licensure necessary;

(b) Authority to Sell – The execution and delivery of this Agreement has been duly authorized by all necessary corporate action on the part of the Vendor and this Agreement has been duly and validly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms except as may be limited by laws of general application affecting the rights of creditors;

(c) Sale will not cause Default - Neither the execution nor the delivery of this Agreement, or the other agreements and instruments required in connection with the consummation of the transactions contemplated hereby (the "Transaction Documents"), nor the completion of the transactions contemplated hereby will:

   (i) constitute or result in a material breach of or a material default under any terms, provisions or conditions of, or conflict with, violate or cause any, or give to any Person or Governmental Authority any right of, after the giving of a notice or lapse of time or otherwise, acceleration, termination or cancellation in or with respect to any of the following:

      (A) any constating documents, charter documents or by-laws of the Vendor or any resolution of directors or shareholders of the Vendor;

      (B) any indenture, mortgage, deed of trust, agreement, contract, lease, franchise, certificate, consent, Permit, license, authority, registration or other instrument or commitment to which the Vendor is a party or is subject, or by which it is bound, or from which it derives benefit;

      (C) any law, judgment, decree, order, injunction, rule, statute or regulation of any court, arbitrator or Governmental Authority by which any of the Assets are bound or to which any of the Assets are subject; or

(D) result in the creation of any Lien, except the Permitted Encumbrances, on any of the Assets or require the sale of give any Person other than the Purchaser the right to acquire any of the Assets;

(d) Financial Statements

(i) The Financial Statements (including the notes thereto) have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved and contain and fairly present, in all material respects, the financial position, results of operations and cash flows of the Vendor as of the respective dates thereof and for the respective periods covered thereby; and

(ii) The Vendor has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with generally accepted accounting principles and (B) to maintain accountability for assets;

(e) Absence of Changes – Since September 30, 2010 there has not occurred:

(i) any sale, lease, transfer, mortgage, hypothecation or other disposition or any of the Assets;

(ii) any creation or assumption of any mortgage, pledge, hypothec, security interest or lien or other encumbrance on any of the Assets;

(iii) any act of God, damage, loss, fire, explosion, accident, labour disruption or trouble, or other event (whether or not covered by insurance) materially and adversely affecting any of the Assets; and

(iv) the entering into by the Vendor of an agreement to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement untrue or incorrect as of the date when made;

(f) Books and Records – The books, records and accounts of the Vendor which have been made available to the Purchaser are accurate and complete in all material respects and have been maintained in accordance with Applicable Laws, good business practices and an adequate system of internal controls;

(g) Environmental Matters

(i) there are no Hazardous Substances in the Environment, except as stored, discharged or emitted in compliance with all Environmental Laws;

(ii) there have been no spills or emissions of Hazardous Substances into the Environment in contravention of Environmental Laws;

(iii) to the best of the knowledge of the Vendor, has been, and is in, compliance with all Environmental Laws;

(iv) prior to the date of this Agreement, the Vendor has not, with respect to the Properties, at any time received any written notice, written notice of default, order, summons, or notice of judgment or commencement of proceedings related to any material breach, liability or remedial action (or alleged material breach, liability or remedial action) arising under the Environmental Laws, and the Vendor has not with respect to the Properties, at any time given any written undertakings with respect to remedying any breach of, or liability under, Environmental Laws that have not been duly performed;

(v) the Vendor has obtained all Permits required under Environmental Laws for the Properties and such Permits are valid and in full force and effect;

(vi) to the best of the knowledge of the Vendor, all Hazardous Substances disposed of, treated or stored by or on behalf of the Vendor on or off site of the Properties have been disposed of, treated and stored in compliance with all Environmental Laws;

(vii) to the best of the knowledge of the Vendor, there are no investigations, tests, audits or reports respecting the Environment;

(viii) to the best of the knowledge of the Vendor, does not have any contingent liability in connection with the release of any Hazardous Substance into the Environment; and

(ix) no underground storage tanks or surface impoundments are located on or under the Properties;

(h) Tax Liens - There are no Liens for Taxes upon any of the Assets;

(i) Canadian Resident – The Vendor is a resident of Canada under the Income Tax Act (Canada);

(j) Absence of Other Interests - Except for the interest of the Vendor, no other Person has any interest in the Assets, including any options or rights of first refusal of any Person;

(k) Title to Assets – Except as listed in Schedule F and subject to the Mineral Tenure Act (British Columbia), the Vendor has an undivided 100% legal and beneficial good, valid, marketable and exclusive right, title and interest in and to all of the Assets free and clear of all Liens except for Permitted Encumbrances and none of the Assets are in the possession of or under the control of any other Person;

(l) Buildings – Schedule B contains a true, correct and complete list of all Buildings situated on or forming part of the Properties;

(m) Equipment – Schedule C contains a true, correct and complete list of all Equipment owned or located at or used by the Vendor in relation to the Properties, and the Equipment is to be transferred on an "as is where is" basis;

(n) Inventory – Schedule D contains a true, correct and complete list of all Inventory situated on the Properties;

(o) Technical Information – Schedule E contains a true and complete list of all Technical Information relating to the Properties, which, where applicable, has been prepared in accordance with Applicable Laws;

(p) Property Rights

(i) Schedule A contains accurate descriptions of all mineral concessions, mineral claims, mining leases, patents, licences of occupation, or mineral or mining rights of whatsoever nature or kind in respect of which the Vendor holds an interest in the Similkameen Mining Division in British Columbia in relation to the Assets. All rental and other payments required to be paid by the Vendor in respect of the Properties to acquire the mineral interests contained therein have been duly paid and the Vendor is not otherwise in default in meeting its obligations under any such concessions to acquire the mineral interests;

(ii) the Properties have been duly and validly issued and recorded in the name of the Vendor and are presently in good standing by the proper completion and filing of all documents and the payments of all fees, in accordance with Applicable Laws and any regulations thereto, and the performance of all other actions necessary in that regard, the status of the Properties is as set out in Schedule A hereto, and there is no pending or threatened claim in respect of, and no third party has any interest in, the Properties;

(iii) to the best of the knowledge of the Vendor, there has been no act or omission by the Vendor, which could result, whether by notice or lapse of time or both, in the breach, termination, abandonment, forfeiture, relinquishment or other premature termination of the Vendor's interest in the Properties or any rights of the Vendor with respect thereto;

(iv) except as listed on Schedule F, no person other than the Purchaser has or will have any agreement, option, understanding or commitment, royalty, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment, granting an interest in, or for the acquisition of an interest in, the Properties;

(v) other than aboriginal claims or as listed in Schedule F, to the best of the knowledge of the Vendor, there are no adverse, proprietary, possessory or other claims, challenges, interests or agreements affecting the Properties or the Vendor's ownership of or title to the Properties, and no person is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, ores, metals or concentrates, or any other products removed from the Properties; and

(vi) there is no illegal occupation by third parties within the surficial perimeter of any portion of the Properties;

(q) No Expropriation - The Vendor has not received any notice of expropriation of all or any part of the Assets nor does the Vendor have knowledge of any expropriation proceeding pending or threatened against or affecting the Assets nor of any discussions or negotiations which could lead to any such expropriation;

(r) Material Contracts – The Vendor is not party to or bound by any Material Contract, whether oral or written with respect to the Assets, except for the contracts and agreements listed in Schedule G and the leases, licenses and staked claims referred to in Schedule A, all of which are all valid and subsisting, in full force and effect and unamended, and in respect of which, no material default exists on the part of the Vendor or, to the best of the knowledge of the Vendor, on the part of any of the other parties thereto. The Vendor is not aware of any intention on the part of any of the other parties to any Material Contract to terminate or materially alter any of them;

(s) Permits and Licenses – All Permits or consents issued by any Governmental Authority which are held by the Vendor in connection with the ownership, leasing or use of the Assets as the same are now owned, leased, used, conducted or operated are listed on Schedule H, and the Vendor is not in breach of or in default under any of the terms or conditions thereof;

(t) Employees – There are no employees of the Vendor or other individuals engaged on contract to provide employment or similar services or who are sales or other agents or representatives of the Vendor (in this subsection, "employees") in relation to the Assets and there are no wages, fees, severance or other similar obligations owing to past employees of the Vendor under Employment Laws;

(u) Workers' Compensation - No employees are in receipt of benefits under workers' compensation legislation. There are no appeals pending involving the Vendor and all levies, assessments and penalties made against the Vendor pursuant to workers' compensation legislation have been paid. The Vendor is not aware of any audit currently being performed by any Governmental Authority, and all payments required to be made in respect of termination or severance pay under Employment Legislation in respect of former employees or employees have been made;

(v) Union Contracts – The Vendor has not entered into any collective agreement with any labour union or employee association or made any commitments to or conducted any negotiations with any labour union or employee association with respect to any future collective agreement;

(w) Litigation - There is no Action, suit, litigation, Legal Proceeding, arbitration proceeding, governmental proceeding, investigation or claim, including appeals and applications for review, in progress, or to the best of the knowledge of the Vendor threatened or pending against, or relating to the Vendor or affecting the Assets which might materially and adversely affect the Assets, and there is no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Vendor relating to the Assets, which could in any way affect the Vendor's ownership of the Assets;

(x) Absence of Approvals Required – Other than the approval of the TSX and the Minister pursuant to Applicable Laws, no authorization, approval, order, license, permit, release, waiver or consent of any Governmental Authority, any municipal, regional, or other authority, regulatory body, stock exchange or agency, including any governmental department, commission, bureau, board or administrative agency or court or any other Person and, other than the registration or filing by the Purchaser of any transfer/deed of land or other transfer document with respect to the Properties with the appropriate land registry office or mining recorder's office and any filings to be made with the TSX, no

registration, declaration or filing by the Vendor with any such Governmental Authority, regulatory body, stock exchange, or agency, court or any other Person is required in order for the Vendor:

(i) to consummate the transactions contemplated by this Agreement,

(ii) to execute and deliver all of the documents and instruments to be delivered by the Vendor under this Agreement,

(iii) to duly perform and observe the terms and provisions of this Agreement, and

(iv) to render this Agreement legal, valid, binding and enforceable; and

(y) Taxes – The Vendor will pay all of the Vendor's taxes if any are payable in connection with the transfer of the Assets.

3.2 Survival

The representations and warranties of the Vendor hereunder shall survive the Closing and the payment of the Purchase Price and, notwithstanding the Closing and the payment of the Purchase Price, and notwithstanding the waiver of any condition by the Purchaser, the representations, warranties, covenants and agreements of the Vendor shall (except where otherwise specifically provided in this Agreement) survive the Closing and shall continue in full force and effect for a period of three years from the Closing Date for all matters except:

(a) the representations, warranties, covenants and agreements of the Vendor with respect to the title to the Assets shall survive the Closing and continue in full force and effect for five years; and

(b) a claim for breach of any of the representations and warranties made by the Vendor in or pursuant to this Agreement involving fraud or fraudulent misrepresentation on the part of the Vendor shall survive the Closing and continue in full force and effect for five years, subject only to applicable limitation periods imposed by law.

3.3 Reliance

The Vendor acknowledges and agrees that the Purchaser has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement notwithstanding any independent searches or investigations that have been or may be undertaken by or on behalf of the Purchaser and that no information which is now known or should be known or which may hereafter become known to the Purchaser or its officers, directors or professional advisers shall limit or extinguish the right to indemnification hereunder.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1 Representations and Warranties

To induce the Vendor to enter into and complete the transactions contemplated by this Agreement, the Purchaser hereby represents and warrants, as representations and warranties that are true and correct as at the date of this Agreement and that will be true and correct on the Closing Date as if such representations

and warranties were made on each of the date of this Agreement and the Closing Date (except insofar as such representations and warranties are stated to be given as of a particular date or for a particular period and relate solely to such date or period), as follows:

(a) Organization and Good Standing - The Purchaser is a company duly continued and validly existing and in good standing under the laws of the Province of British Columbia;

(b) Authority Relative to this Agreement - The Purchaser has all necessary corporate power, authority and capacity to acquire the Assets and to perform its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary corporate action on the part of the Purchaser and this Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser in accordance with its terms except as may be limited by laws of general application affecting the rights of creditors;

(c) Purchase will not cause Default - neither the execution nor the delivery of this Agreement, or the other agreements and instruments contemplated hereby, nor the completion of the transactions contemplated hereby will constitute or result in a material breach of or a material default under any terms, provisions or conditions of, or conflict with, violate or cause any, or give to any Person or Governmental Authority any right of, after the giving of a notice or lapse of time or otherwise, acceleration, termination or cancellation in or with respect to any of the following:

(i) any constating documents, charter documents or by-laws of the Purchaser or any resolution of directors or shareholders of the Purchaser;

(ii) any indenture, mortgage, deed of trust, agreement, contract, lease, franchise, certificate, consent, Permit, license, authority, registration or other instrument or commitment to which the Purchaser is a party or is subject, or by which it is bound, or from which it derives benefit; or

(iii) to the best of the knowledge of the Purchaser any law, judgment, decree, order, injunction, rule, statute or regulation of any court, arbitrator or Governmental Authority by which any of the Purchaser's assets are bound or to which any of the Purchaser's assets are subject;

(d) No Approvals – Other than the approval of the TSX-V and the Minister, no authorization, approval, order, licence, permit or consent of any governmental authority of Canada, any province of Canada, any municipal, regional or other authority, regulatory body or agency, including any governmental department, commission, bureau, board or administrative agency or court, and no registration, declaration or filing by the Purchaser with any such governmental authority, regulatory body or agency, or court is required in order for the Purchaser:

(i) to consummate the transactions contemplated by this Agreement,

(ii) to execute and deliver all of the documents and instruments to be delivered by the Purchaser under this Agreement,

(iii) to duly perform and observe the terms and provisions of this Agreement,

(iv) to render this Agreement legal, valid, binding and enforceable;

(e) Capitalization - The authorized capital stock of the Purchaser consists of an unlimited number of common shares without par value of which 13,100,000 common shares are issued and outstanding on the date hereof. All such issued and outstanding shares are validly issued, fully paid and non-assessable and free of pre-emptive rights. Except as publicly disclosed by the Purchaser, there are no existing options, warrants, calls, subscriptions or other rights or other agreements or commitments which obligate the Purchaser or any of its subsidiaries to issue, transfer or sell any shares of the capital of the Purchaser. The issuance and delivery by the Purchaser of the Shares in connection with the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Purchaser;

(f) Issuance of Shares - The Shares to be issued to the Vendor in connection with the transactions contemplated by this Agreement will, when issued in accordance with the terms of this Agreement, be validly issued, fully paid and non-assessable and will be freely tradeable subject to resale restrictions as may be imposed by Applicable Laws. Such issuance of Shares will be effected in such a way that it is in compliance with all Applicable Laws; and

(g) Taxes - The Purchaser will pay all land transfer taxes, federal and provincial sales taxes and goods and services tax and all other taxes, duties, registration charges or other like charges properly payable by a buyer upon and in connection with the conveyance and transfer of the Assets by the Vendor to the Purchaser.

4.2 Survival

The representations and warranties of the Purchaser hereunder shall survive the Closing and the payment of the Purchase Price and, notwithstanding the Closing and the payment of the Purchase Price, and notwithstanding the waiver of any condition by the Vendor the representations, warranties, covenants and agreements of the Purchaser shall (except where otherwise specifically provided in this Agreement) survive the Closing and shall continue in full force and effect for a period of three years from the Closing Date for all matters except:

(a) the representations, warranties, covenants and agreements of the Purchaser with respect to the Shares and Preferred Shares, including those in Section 4.1(e) and (f), shall survive the Closing and continue in full force and effect for five years; and

(b) a claim for breach of any of the representations and warranties made by the Purchaser in or pursuant to this Agreement involving fraud or fraudulent misrepresentation on the part of the Purchaser shall survive the Closing and continue in full force and effect for five years, subject only to applicable limitation periods imposed by law.

4.3 Reliance

The Purchaser acknowledges and agrees that the Vendor has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement notwithstanding any independent searches or investigations that have been or may be undertaken by or on behalf of the Vendor and that no information which is now known or should be known or which may hereafter become known to the Vendor or its officers, directors or professional advisers shall limit or extinguish the right to indemnification hereunder.

ARTICLE 5
COVENANTS OF THE VENDOR

5.1 Prior to Closing Date

The Vendor covenants and agrees with the Purchaser that from and after the date of execution of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with its terms:

(a) As soon as the Vendor has determined that a state of facts exist which results in or will result in:

   (i) a representation or warranty contained in Section 3.1 being untrue or incorrect in any material respect; or

   (ii) the non-fulfilment of any of the conditions precedent set forth in Section 8.1;

   the Vendor will notify the Purchaser of such state of facts;

(b) Except with the prior written consent of the Purchaser, the Vendor shall not do or fail to do anything that would result in any of the representations and warranties set forth in Section 3.1 not being true and correct in all material respects at the Closing Time;

(c) The Vendor will obtain any release, waiver, consent or approval that the Purchaser, acting reasonably, may advise is required in order that none of the execution and delivery of this Agreement, the completion of the transactions contemplated hereby, or the observance and performance of the obligations of the Vendor herein will:

   (i) constitute or result in a material breach of or a material default under, or an event which, with the giving of notice or lapse of time or otherwise, would constitute or result in a material breach of or material default under; or

   (ii) give to any other Person, after the giving of notice or otherwise, any right of termination, cancellation or acceleration in or with respect to,

   any indenture, mortgage, deed of trust, agreement, contract, lease, franchise, certificate, consent, Permit, licence or other instrument or commitment to which the Vendor is a party or is subject, or by which it is bound, or from which it derives benefit, or which is required or desirable for the conduct in the usual and ordinary course of the operation of the business of the Vendor;

(d) Except with the prior written consent of the Purchaser, the Vendor will not enter into, amend in any material respect, any existing Material Contract relating to the Properties or Assets,other than in the ordinary course of business or as required by Applicable Law;

(e) The Vendor will take or cause to be taken all proper steps, actions and corporate proceedings on its part (including the approval of the sale of the Assets to the Purchaser by its directors) to enable the Vendor to vest a good and marketable title in the Purchaser to the Assets free and clear of all Liens, except the Permitted Encumbrances;

(f) The Vendor will not sell, consume, or dispose of or transfer possession of any of the Assets;

(g) The Vendor will permit the Purchaser and its representatives and advisors, without interference to the ordinary conduct of business, to have reasonable access during normal business hours to all of its properties, books, Material Contracts, personnel and records relating to the Assets, including the ability to enter onto any of the Properties, in order to conduct due diligence investigations relating to the Assets as the Purchaser may reasonably request. The Vendor will cause its senior officers to discuss and answer fully any and all questions relating to its business and affairs relating to the Properties or Assets ;

(h) The Vendor shall cooperate in the preparation and filing of any application for a regulatory approval or any other order, registration, consent, filing, ruling, exemption or approval, and any other documents reasonably determined by the Purchaser to be necessary to discharge its obligations under Applicable Laws in connection with this Agreement, including, but not limited to:

  (i) providing the Purchaser with whatever information, consent or authorization the Purchaser deems reasonably necessary to complete its filings in connection with the transactions contemplated herein;

  (ii) using its reasonable best efforts to provide the Purchaser with any comments and any proposed additions within three business days after the receipt of the draft Filing Statement from the Purchaser. The Vendor acknowledges that whether or not such comments are appropriate, or any revision thereof will be made as a result thereof to the Filing Statement or other documents, will be determined solely by the Purchaser acting reasonably; and

  (iii) upon the reasonable request of the Purchaser, participating and appearing in any proceeding before any Governmental Authority;

(i) The Vendor shall ensure that the information to be supplied by the Vendor for inclusion in the Filing Statement will, at the time of the filing of the Filing Statement, not contain any material misstatement, untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading;

(j) The Vendor shall promptly notify the Purchaser if at any time before the Closing Time it becomes aware that the Filing Statement, an application for a regulatory approval or any

other order, registration, consent, ruling, exemption or approval, or any circular or other filing required under Applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise is erroneous or requires an amendment or supplement to the Filing Statement, such application, circular or filing, and the Vendor shall co-operate with the Purchaser in the preparation of such amendment or supplement as required;

(k) The Vendor shall comply with all TSX-V conditions related to the approval of the transactions contemplated by this Agreement and, to the extent reasonably possible, cause its directors, officers and shareholders to comply with any TSX-V conditions related to the approval of the transactions contemplated by this Agreement, including all escrow, pooling or other restrictions on the resale of the Shares; and

(l) The Vendor will make all necessary TSX, governmental and other filings for which it is responsible under this Agreement in a timely fashion.

5.2 Confidentiality

The Vendor, and any and all of its agents, employees, representatives, relatives and other persons who acted on behalf of the Vendor and were or are involved in any negotiations relating to this Agreement, or had, have, will or may have any knowledge about any part in such negotiations, will not, without the prior written consent of the Purchaser, reveal or disclose any of the terms of this Agreement, any portion of this Agreement or any of the transactions contemplated hereby, and will keep strictly confidential the terms of this Agreement, all information, communications, documents and material of any kind and in any form whatsoever, whether written, oral, technical, copied or relating to this Agreement and any of the transactions contemplated hereby; notwithstanding the generality of the foregoing, the Vendor shall be permitted to disclose the terms of this Agreement to the Vendor's Solicitors or to any Governmental Authority or stock exchange which lawfully requires the Vendor to do so, or to the extent necessary to obtain a regulatory approval required to be obtained in order for the Parties to consummate the transactions contemplated hereby, and the Vendor shall be permitted to disclose any information which is within the public domain. The Vendor acknowledges that a breach of any of the covenants contained in this paragraph will result in damage to the Purchaser, that such damage will be difficult to determine and that the Purchaser could not be adequately compensated for such damage by monetary award. Accordingly, in the event of a breach of any of the covenants contained in this paragraph, in addition to any and all other remedies available to the Purchaser in law or in equity, the Vendor hereby consents to the covenants, and each of them, contained in this paragraph being enforced by temporary or permanent injunction, restraining order or declaration, or all of such relief, and to such enforcement being without the necessity of a bond; the Vendor acknowledges and agrees that the scope of this paragraph is reasonable and commensurate with the protection of the legitimate interests of the Purchaser.

ARTICLE 6
COVENANTS OF PURCHASER

6.1 Prior to Closing Date

The Purchaser covenants and agrees with the Vendor that from and after the date of execution of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with its terms:

(a) As soon as the Purchaser has determined that a state of facts exist which results in or will result in:

(i) a representation or warranty contained in Section 4.1 being untrue or incorrect in any material respect; or

(ii) the non-fulfilment of any of the conditions precedent set forth in Section 7.1,

the Purchaser will notify the Vendor of such state of facts;

(b) Except with the prior written consent of the Vendor, the Purchaser will not do or fail to do anything that would result in any of the representations and warranties set forth in Section 4.1 not being true and correct in all material respects at the Closing Time;

(c) The Purchaser will take or cause to be taken all proper steps, actions and corporate proceedings on its part (including approval by the directors of the Purchaser to the issuance of the Shares) to enable the Purchaser to vest a good and marketable title in the Shares to the Vendor subject to the restrictions mentioned in this Agreement;

(d) The Purchaser shall cooperate in the preparation and filing of any application for a regulatory approval or any other order, registration, consent, filing, ruling, exemption or approval, and any other documents reasonably determined by the Vendor to be necessary to discharge its obligations under Applicable Laws in connection with this Agreement, including, but not limited to:

(i) providing the Vendor with whatever information, consent or authorization the Vendor deems necessary to complete its filings in connection with the transactions contemplated herein; and

(ii) upon the reasonable request of the Vendor, participating and appearing in any proceeding before any Governmental Authority;

(e) As promptly as reasonably practicable, the Purchaser shall prepare the Filing Statement together with any other documents required by the rules of the TSX-V or other Applicable Laws in order to ensure that the transactions contemplated by this Agreement will constitute a "Qualifying Transaction" under TSX-V Policy 2.4. The Purchaser shall give the Vendor and its counsel opportunity to review and comment on all such documentation;

(f) The Purchaser shall promptly notify the Vendor if at any time before the Closing Time it becomes aware that the Filing Statement, an application for a regulatory approval or any other order, registration, consent, ruling, exemption or approval, or any circular or other filing required under Applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise is erroneous or requires an amendment or supplement to the Filing Statement, such application, circular or filing, and the Purchaser shall co-operate with the Vendor in the preparation of such amendment or supplement as required; and

(g) The Purchaser will make all necessary TSX-V, governmental and other filings for which it is responsible under this Agreement in a timely fashion.

6.2 Confidentiality

The Purchaser, and any and all of its agents, employees, representatives, relatives and other persons who acted on behalf of the Purchaser and were or are involved in any negotiations relating to this Agreement, or had, have, will or may have any knowledge about any part in such negotiations, will not, without the prior written consent of the Vendor reveal or disclose any of the terms of this Agreement, any portion of this Agreement or any of the transactions contemplated hereby, and will keep strictly confidential the terms of this Agreement, all information, communications, documents and material of any kind and in any form whatsoever, whether written, oral, technical, copied or relating to this Agreement and any of the transactions contemplated hereby; notwithstanding the generality of the foregoing, the Purchaser shall be permitted to disclose the terms of this Agreement to the Purchaser's Solicitors and to any Governmental Authority or stock exchange which lawfully requires the Purchaser to do so, or to the extent necessary to obtain a regulatory approval required to be obtained in order for the Parties to consummate the transactions contemplated hereby, and the Purchaser shall be permitted to disclose any information which is within the public domain. The Purchaser acknowledges that a breach of any of the covenants contained in this paragraph will result in damage to the Vendor, that such damage will be difficult to determine and that the Vendor could not be adequately compensated for such damage by monetary award. Accordingly, in the event of a breach of any of the covenants contained in this paragraph, in addition to any and all other remedies available to the Vendor in law or in equity, the Purchaser hereby consents to the covenants, and each of them, contained in this paragraph being enforced by temporary or permanent injunction, restraining order or declaration, or all of such relief, and to such enforcement being without the necessity of a bond; the Purchaser acknowledges and agrees that the scope of this paragraph is reasonable and commensurate with the protection of the legitimate interests of the Vendor.

ARTICLE 7
CONDITIONS OF THE PURCHASER

7.1 Purchaser's Conditions

The obligations of the Purchaser to complete the purchase of the Assets shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent:

(a) Truth and Accuracy of Representations of the Vendor at Closing - The representations and warranties of the Vendor contained in this Agreement are true and correct, and the covenants and agreements of the Vendor to be performed on or before the Closing Date pursuant to the terms of this Agreement, have been duly performed;

(b) Absence of Injunction – No Law or Governmental Order by any Governmental Authority, nor any Order of any court under any Applicable Law nor any Legal Proceeding or Action, shall have been entered, issued or commenced which is in effect or is outstanding and has the effect, or seeks an Order having the effect, of making the sale of the Assets to the Purchaser illegal, or otherwise prohibiting consummation thereof or of any of the other transactions contemplated in this Agreement;

(c) Consents Obtained – The Purchaser, where applicable, shall have obtained all consents of Government Authorities, the TSX-V and of all Persons as are required to permit the completion of the transactions contemplated in this Agreement;

(d) Absence of Change of Conditions - No event shall have occurred or condition or situation shall have arisen or legislation (whether by statute, rule, regulation, by-law or otherwise)

shall have been introduced which might reasonably be expected to have a materially adverse effect upon the Assets;

(e) Approval of the Board of Directors – The approval of the board of directors of the Purchaser to complete the purchase of the Assets on the terms and conditions of this Agreement shall have been obtained;

(f) Closing Documentation - The Purchaser shall have received from the Vendor the closing documentation listed in Section 9.2 of this Agreement;

(g) Absence of Damages - No damage, destruction or loss to any Assets, whether owned, leased or licensed, that is not adequately covered by the Purchaser's insurance, and no damage, destruction or loss to any Assets where the cost of repairing or replacing all such Assets exceeds $50,000 in total, shall have occurred other than as caused by the Purchaser and those for whom it is at law responsible;

(h) Completion of Equity Financing – The Purchaser shall have completed the Equity Financing at the Closing Time;

(i) Completion of Due Diligence – The Purchaser shall have completed due diligence to its satisfaction with regard to the Assets; and

(j) Registrations and Consents – The Purchaser shall have confirmed that it has made all public record filings and registrations for the transfer of the Properties that are contemplated by this Agreement. The Purchaser will act with due haste in making all such registrations.

7.2 Waiver/Survival

The conditions set forth in this Article are for the exclusive benefit of the Purchaser and may be waived by the Purchaser in writing in whole or in part on or before the Closing Date. Notwithstanding any such waiver, the completion of the purchase and sale contemplated by this Agreement by the Purchaser shall not prejudice or affect in any way the rights of the Purchaser in respect of the warranties and representations of the Vendor in this Agreement.

ARTICLE 8
CONDITIONS OF THE VENDOR

8.1 Vendor's Conditions

The obligations of the Vendor to complete the sale of the Assets shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent:

(a) Truth and Accuracy of Representations of the Purchaser at Closing - The representations and warranties of the Purchaser contained in this Agreement are true and correct and the covenants and agreements of the Purchaser to be performed on or before the Closing Date pursuant to the terms of this Agreement have been duly performed;

(b) Absence of Injunctions - No Law or Governmental Order by any Governmental Authority, nor any Order of any court under any Applicable Law nor any Legal Proceeding or Action, shall have been entered, issued or commenced which is in effect or

is outstanding and has the effect, or seeks an Order having the effect, of making the sale of the Assets to the Purchaser illegal, or otherwise prohibiting consummation thereof or of any of the other transactions contemplated in this Agreement;

(c) Consents Obtained – The Vendor, where applicable, shall have obtained all consents of the Minister under Applicable Laws, Governmental Authorities, the TSX and of all Persons, as are required to permit completion of the transactions contemplated in this Agreement;

(d) Closing Documentation - The Vendor shall have received from the Purchaser the closing documentation listed in Section 9.3 of this Agreement; and

(e) Change of Board of Directors of Purchaser – Marin Katusa and Michael Varabioff shall have provided their written resignations as directors of the Purchaser effective at the Closing Time and Duane Poliquin and Morgan Poliquin shall have been appointed to the board of directors of the Purchaser.

8.2 Waiver/Survival

The conditions set forth in this Article are for the exclusive benefit of the Vendor and may be waived by the Vendor in writing in whole or in part on or before the Closing Date. Notwithstanding any such waiver, completion of the purchase and sale contemplated by this Agreement by the Vendor shall not prejudice or affect in any way the rights of the Vendor in respect of the warranties and representations of the Purchaser set forth in this Agreement.

ARTICLE 9
CLOSING AND TERMINATION

9.1 Closing Date and Location

The transactions contemplated by this Agreement shall be completed at the Closing Time on the Closing Date at the offices of Axium Law Corporation in Vancouver, British Columbia, or at such other time or at such other location as may be mutually agreed upon in writing by the Parties.

9.2 Vendor's Closing Documents

On the Closing Date, the Vendor shall deliver, or cause to be delivered, to the Purchaser's Solicitors:

(a) All deeds of conveyance, bills of sale, transfer and assignments, duly executed, in form and content satisfactory to the Purchaser's Solicitors, appropriate to effectively vest good and marketable title to the Assets in the Purchaser to the extent contemplated by this Agreement, and immediately registerable in all places where registration of such instruments is necessary or desirable;

(b) Possession of the Assets;

(c) A duly executed statutory declaration of the President of the Vendor, dated the Closing Date, to the effect that the representations and warranties of the Vendor contained in this Agreement are true and correct and that the covenants and agreements of the Vendor to be performed on or before the Closing Date pursuant to the terms of this Agreement have been duly performed;

(d) A certified copy of a resolution of the directors of the Vendor duly passed, with a certification that it has not been rescinded and continues to be in effect, authorizing the execution, delivery and implementation of this Agreement and of all transactions contemplated hereby and of all documents to be delivered by the Vendor pursuant hereto;

(e) A certificate of an officer of the Vendor, dated as of the Closing Date, in form and substance reasonably satisfactory to the Purchaser, as to:

(i) the validity of the constating or other constituent documents of the Vendor; and

(ii) the incumbency and validity of the signatures of the officers of the Vendor who executed this Agreement or the Transaction Documents;

(f) An opinion of the Vendor's Solicitors in form and substance satisfactory to the Purchaser's Solicitors as to such matters as the Purchaser may reasonably request;

(g) Evidence satisfactory to the Purchaser's Solicitors of the transfer to the Purchaser or acquisition by the Purchaser of all Permits, if any;

(h) The escrow agreements referred to in sections 2.3 and 2.4 duly executed by the Vendor; and

(i) Such other documents as the Purchaser may reasonably require to perfect the purchase and sale intended hereby.

9.3 Purchaser's Closing Documents

On the Closing Date, the Purchaser shall deliver to the Vendor's Solicitors:

(a) The certificates representing the Shares;

(b) A certified copy of a resolution of the directors of the Purchaser duly passed, with a certification that it has not been rescinded and continues to be in effect, authorizing the execution, delivery and implementation of this Agreement and of all transactions contemplated hereby and of all documents to be delivered by the Purchaser pursuant hereto;

(c) A certificate of an officer of the Purchaser, dated as of the Closing Date, in form and substance reasonably satisfactory to the Vendor, as to:

(i) the validity of the constating or other constituent documents of the Purchaser; and

(ii) the incumbency and validity of the signatures of the officers of the Purchaser who executed this Agreement or any other Transaction Documents; and

(d) A copy of the letter of the TSX-V approving the purchase of the Assets;

(e) An opinion of the Purchaser's Solicitors in form and substance satisfactory to the Vendor's Solicitors as to such matters as the Vendor may reasonably request;

(f) The escrow agreements referred to in sections 2.3 and 2.4 duly executed by the Purchaser; and

(g) Such other documents as the Vendor may reasonably require to perfect the purchase and sale intended hereby.

9.4 Conveyance of Assets

On completion of the Closing, except as provided for in Section 9.5, this Agreement shall, without further act or formality, operate as a transfer to the Purchaser of all Assets to be sold and purchased hereunder. The Vendor shall nevertheless, at the Closing and from time to time after the Closing, execute and deliver to the Purchaser all such conveyances, transfers, assignments and other instruments in writing and further assurances as the Purchaser or the Purchaser's Solicitors shall reasonably require from the Vendor, and the Purchaser shall execute and deliver to the Vendor all such agreements of assumptions and other instruments in writing and further assurances as the Vendor or the Vendor's Solicitors shall reasonably require, in order to give effect to the provisions of this Agreement.

9.5 Trust Regarding Assets Not Conveyed

Should any of the Assets intended to be transferred hereunder not be transferred to the Purchaser at the completion of the Closing on the Closing Date, the Vendor shall hold all such assets as bare trustee in trust for the Purchaser from the commencement of business on the Closing Date until such Assets are effectively transferred.

9.6 Termination Rights

This Agreement may be terminated:

(a) By written agreement of the Parties; and

(b) By the Purchaser or the Vendor by notice in writing given to the other Party:

i. If the Closing has not occurred on or before April 30, 2011, in which case this Agreement may be terminated on any Business Day after April 30, 2011, unless condition 7.1(j) or any other condition of Closing cannot be satisfied before or on April 30, 2011 because one or more of the Parties have constructive or actual notice of a Lien which purports to affect any of the Properties, other than a Permitted Encumbrance under this Agreement, and which is not acceptable to either Purchaser or Vendor; or

ii. If condition 7.1(j) or any other condition of Closing cannot be satisfied before or on April 30, 2011 because one or more of the Parties have constructive or actual notice of a Lien which purports to affect any of the Properties, other than a Permitted Encumbrance under this Agreement, and which is not acceptable to either Purchaser or Vendor, and the Closing Date has therefore been extended as reasonably required to deal with such Lien in a manner which is reasonably acceptable to both Vendor and Purchaser, in which case this Agreement may be terminated on the first Business Day after such extended Closing Date if the Closing has not occurred on or before such Closing Date.

9.7 Effect of Termination.

Each Party's right of termination under this Article is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. Nothing in this Article limits or affects any other rights or causes of action any Party may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

ARTICLE 10
INDEMNITIES

10.1 General Indemnification of Purchaser

Subject to the limitations set out herein, the Vendor covenants and agrees with the Purchaser to indemnify the Purchaser against all liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses (including legal fees on a solicitor and own client basis) suffered or incurred by the Purchaser, directly or indirectly, by reason of or arising out of:

(a) any warranties or representations on the part of the Vendor hereunder being untrue; or

(b) a breach of any agreement, term or covenant on the part of the Vendor made or to be observed or performed under this Agreement;

which liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses are collectively referred to as the "Purchaser's Losses".

10.2 Vendor's Limitations

The indemnity obligations of the Vendor under Section 10.1 shall be limited in the following respects:

(a) the Vendor shall only be liable for the Purchaser's Losses in respect of which a claim for indemnity is made by the Purchaser on or before the applicable expiry dates for the survival of such representations and warranties as set out in Section 3.2; and

(b) no obligation on the part of the Vendor to indemnify the Purchaser for the Purchaser's Losses shall arise until the aggregate amount of all Purchaser's Losses in respect of which a claim for indemnity has been made by the Purchaser exceeds $10,000, and such obligation shall only apply to the aggregate amount of such Purchaser's Losses in excess of $10,000.

10.3 General Indemnification of Vendor

Subject to the limitations set out in herein, the Purchaser covenants and agrees with the Vendor to indemnify the Vendor against all liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses (including legal fees on a solicitor and own client basis) suffered or incurred by the Vendor, directly or indirectly, by reason of or arising out of:

(a) any warranties or representations on the part of the Purchaser hereunder being untrue; or

(b) a breach of any agreement, term or covenant on the part of the Purchaser made or to be observed or performed under this Agreement;

which liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses are collectively referred to as the "Vendor's Losses".

10.4 Purchaser's Limitations

The indemnity obligations of the Purchaser under Section 10.3 shall be limited in the following respects:

(a) the Purchaser shall only be liable for the Vendor's Losses in respect of which a claim for indemnity is made by the Vendor on or before the applicable expiry dates for the survival of such representations and warranties as set out in Section 4.2; and

(b) no obligation on the part of the Purchaser to indemnify the Vendor for the Vendor's Losses shall arise until the aggregate amount of all Vendor's Losses in respect of which a claim for indemnity has been made by the Vendor exceeds $10,000, and such obligation shall only apply to the aggregate amount of such Vendor's Losses in excess of $10,000.

10.5 Claims Under Vendor's Indemnity

If any claim is made by any Person against the Purchaser in respect of which the Purchaser may incur or suffer damages, losses, costs or expenses that might reasonably be considered to be subject to the indemnity obligation of the Vendor in Section 10.1, the Purchaser will notify the Vendor as soon as reasonably practicable of the nature of such claim and the Vendor shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim. The defence of any such claim (whether assumed by the Vendor or not) shall be through legal counsel, and shall be conducted in a manner, acceptable to the Purchaser and the Vendor acting reasonably, and no settlement may be made by the Vendor or the Purchaser without the prior written consent of the others. If the Vendor assumes the defence of any claim then:

(a) the Purchaser and the Purchaser's counsel shall co-operate with the Vendor and its counsel in the course of the defence, such co-operation to include providing or making available to the Vendor, and its counsel documents and information and witnesses for attendance at examinations for discovery and trials;

(b) the reasonable legal fees and disbursements and other costs of such defence shall, from and after such assumption, be borne by the Vendor; and

(c) if the Purchaser retains additional counsel to act on its behalf, the Vendor and its counsel shall co-operate with the Purchaser and its counsel, such co-operation to include providing or making available to the Purchaser and its counsel documents and information and witnesses for attendance at examinations for discovery and trials; provided that all fees and disbursements of such additional counsel shall be paid by the Purchaser.

If the Vendor and the Purchaser are or become parties to the same action, and the representation of all parties by the same counsel would be inappropriate due to a conflict of interest, then the Purchaser and the Vendor shall be represented by separate counsel and, subject to the indemnity obligations of the Vendor as set out herein, the costs associated with the action shall be borne by the parties incurring such costs.

10.6 Claims Under Purchaser's Indemnity

If any claim is made by any Person against the Vendor in respect of which the Vendor may incur or suffer damages, losses, costs or expenses that might reasonably be considered to be subject to the indemnity obligation of the Purchaser as provided in Section 10.3 and 10.5, the Vendor will notify the Purchaser as soon as reasonably practicable of the nature of such claim and the Purchaser shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim. The defence of any such claim (whether assumed by the Purchaser or not) shall be through legal counsel and shall be conducted in a manner acceptable to the Vendor and the Purchaser, acting reasonably, and no settlement may be made by the Purchaser, or the Vendor without the prior written consent of the others. If the Purchaser assumes the defence of any claim, then:

(a) the Vendor and its counsel shall co-operate with the Purchaser and its counsel in the course of the defence, such co-operation to include providing or making available to the Purchaser and its counsel documents and information and witnesses for attendance at examinations for discovery and trials;

(b) the reasonable legal fees and disbursements and other costs of such defence shall be borne by the Purchaser; and

(c) if the Vendor retains additional counsel to act on its behalf, the Purchaser and its counsel shall co-operate with the Vendor and its counsel, such co-operation to include providing or making available to the Vendor and its counsel documents and information and witnesses for attendance at examinations for discovery and trials, provided that all fees and disbursements of such additional counsel shall be paid by the Vendor.

If the Purchaser and the Vendor are or become parties to the same action, and the representation of all parties by the same counsel would be inappropriate due to a conflict of interest, then the Vendor and the Purchaser shall be represented by separate counsel and, subject to the indemnity obligations of the Purchaser as set out herein, the costs associated with the action shall be borne by the parties incurring such costs.

10.7 Certificates

Notwithstanding anything contained herein, the Purchaser shall be entitled to fully pursue all rights or remedies available to it in law or in equity if a certificate of the Vendor is untrue, and nothing contained in this Agreement shall limit or restrict the claims or remedies of the Purchaser against the persons declaring such certificates, it being acknowledged by the Parties that the Purchaser shall be relying on the truth of the Vendor's certificates in completing the transaction contemplated by this Agreement. Notwithstanding anything contained herein, the Vendor shall be entitled to fully pursue all rights or remedies available to it in law or in equity if a certificate of the Purchaser is untrue, and nothing contained in this Agreement shall limit or restrict the claims or remedies of the Vendor against the persons declaring such certificates, it being acknowledged by the Parties that the Vendor shall be relying on the truth of the Purchaser's certificates in completing the transaction contemplated by this Agreement.

ARTICLE 11
AREA OF INTEREST

11.1 Area of Interest

The Parties agree that an area of interest (the "Area of Interest") shall include all mineral property and surface interests within an area of one mile from any point on the outer perimeter of the Properties. In the event that the Vendor, or any "associate " or "affiliate" (as those terms are defined in the Securities Act (British Columbia)) of it acquires, an interest in the Area of Interest within five years of the date of issuance of the Shares, such interest shall be deemed to form a part of the Properties and shall be transferred to the Purchaser at no cost to the Purchaser. In the event that the Purchaser acquires an interest in the Area of Interest within five years of the date of issuance of the Shares, such interest shall be deemed to form a part of the Properties and the Purchaser shall pay the Royalty in respect of those additional property interests.

ARTICLE 12
ARBITRATION

12.1 Settling Disputes

Subject to Section 12.4, if any dispute, claim, question or difference arises with respect to this Agreement or its performance, enforcement, breach, termination or validity (a "Dispute"), the Parties will use their reasonable efforts to settle the Dispute, with or without mediation.

12.2 Arbitration

Subject to Section 12.4, except as is expressly provided in this Agreement, if the Parties do not reach a solution pursuant to Section 12.1 within a period of 30 Business Days following the first notice of the Dispute by any Party to the other, then upon written notice by any Party to the other, the Dispute shall be finally settled by arbitration in accordance with the provisions of the Commercial Arbitration Act (British Columbia), based upon the following:

(a) The arbitration tribunal shall consist of one arbitrator appointed by mutual agreement of the Parties, or in the event of failure to agree within seven Business Days following delivery by a party of a written notice on the other party to concur in the appointment of a single arbitrator or to appoint an arbitrator, any Party may apply to the Supreme Court of British Columbia to appoint an arbitrator. The arbitrator shall be qualified by education and training to rule upon the particular matter to be decided.

(b) The arbitrator shall be instructed that time is of the essence in the arbitration proceeding and, in any event, the arbitration award must be made within 60 days of the submission of the Dispute to arbitration.

(c) After written notice is given to refer any Dispute to arbitration, the Parties will meet within 15 Business Days of delivery of the notice and will negotiate in good faith any changes in these arbitration provisions or the rules of arbitration which are herein adopted, in an effort to expedite the process and otherwise ensure that the process is appropriate given the nature of the Dispute and the values at risk.

(d) The arbitration shall take place in Vancouver, British Columbia.

(e) The arbitration award shall be given in writing and shall be final and binding on the Parties, not subject to any appeal, and shall deal with the question of costs of arbitration and all related matters, subject to the next sentence. A Party to a Dispute may, at any time, make an offer to the other Party to the Dispute to settle all or any part of the Dispute. Any offer to settle shall be deemed to be an offer of compromise made in confidence and without prejudice. The fact that an offer to settle has been made shall not be communicated to the arbitrator until the arbitrator has made a final determination of all aspects of the Dispute other than costs. If an offer to settle is not accepted and the arbitration award is no more favourable to the Party to which the offer was made, the Party making the offer shall be entitled to all of its costs in connection with the arbitration in respect of the period from the date the offer to settle was made to the making of the arbitration award. The costs of arbitration include the arbitrators' fees and expenses, the provision of a reporter and transcripts, reasonable legal fees and reasonable costs of preparation.

(f) Judgment upon any award may be entered in any court having jurisdiction or application may be made to the court for a judicial recognition of the award or an order of enforcement, as the case may be.

(g) All Disputes referred to arbitration (including the scope of the agreement to arbitrate, any statute of limitations, set-off claims, conflict of laws rules, tort claims and interest claims) shall be governed by the substantive law of British Columbia.

(h) The Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it (including any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions and any awards) shall not be disclosed beyond the arbitrator, the Parties, their counsel and any person necessary to the conduct of the proceeding, except as may lawfully be required in judicial proceedings relating to the arbitration or otherwise or as may be required by Law.

12.3 Availability of Officers, Employees, etc.

Each Party to a Dispute agrees to use all reasonable efforts to make available to the other Party to the Dispute, upon reasonable request, those current and former officers, employees, agents and representatives of the Party or any of its affiliates (as such term is defined in the Business Corporations Act (British Columbia)) whose assistance, testimony or presence is necessary or desirable to assist the other Party in preparing for and participating in the arbitration of the Dispute, but only for such purpose. The Party making the request shall be responsible for paying all costs, including the salary and out-of-pocket expenses, of the other Party and its affiliates associated with making such individuals available.

12.4 Arbitration Does Not Apply.

Section 12.1, and Section 12.2 do not apply to third party claims which will be resolved in the manner set forth in Section 10.5 and Section 10.6. Nothing in this Article 12 shall limit or prevent a Party from seeking to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damage (and without the requirement of posting a bond or other security).

ARTICLE 13
GENERAL

13.1 Tender.

Any tender of documents or money hereunder may be made upon the Vendor or the Purchaser or their respective solicitors on the day set for Closing.

13.2 Expenses

All costs and expenses incurred in connection with the preparation of this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses.

13.3 Time

Time shall be of the essence hereof.

13.4 Assignment

This Agreement or any interest herein cannot be assigned, transferred or conveyed by either Party hereto without the written consent of the other. Notwithstanding the foregoing, the Purchaser may assign this Agreement to an Affiliate.

13.5 Notices

All notices and other communications hereunder will be in writing and will be delivered by courier to the recipient at the following address or sent by facsimile transmission (provided that receipt of such transmission is confirmed by the recipient) at the following number or delivered by electronic mail transmission at the following e-mail address or at such other address, facsimile number or e-mail address which any Party may, from time to time, notify the other by notice given in accordance with this section:

If to the Purchaser at:

> **Beanstalk Capital Inc.**
> 1700, 700 West Pender Street
> Vancouver, British Columbia
> V6C 1G8
>
> Attention: James O'Rourke
> Email: jim@cumtn.com
>
> Fax No.: 604.682.2993

with a copy to Purchaser's Solicitors at:

> **Axium Law Corporation**
> Suite 3350, 1055 Dunsmuir Street
> Vancouver, British Columbia
> V7X 1L2
>
> Attention: Michael Varabioff

Fax No.: 604.692.4900
Email: mvarabioff@axiumlaw.com

If to the Vendor at:

Almaden Minerals Ltd.
750 West Pender Street, Suite 1103
Vancouver, British Columbia
V6C 2T8

Attention: Duane Poliquin

Fax No.: 604.689.7645
Email: d.poliquin@almadenminerals.com

with a copy to the Vendor's Solicitors at:

William J Worrall, Q.C. Law Corp.
Suite 950 – 1199 West Hastings Street
Vancouver, British Columbia
V6E 3T5

Attention: William J. Worrall, QC

Fax No.: 604-689-7030
Email: wjworrall@lexaslaw.com

Notice or other communication will be deemed to have been given when it is delivered by courier or, in the case of notice or communication sent by facsimile during regular business hours on a business day in the recipient's city, upon the successful transmission thereof, with transmission confirmed or in the case of notice or communication by e-mail transmission during regular business hours on a business day in the recipient's city, upon successful transmission thereof or at 9:00 a.m. on the next business day in the place of receipt if transmission is received during regular business hours in the recipient's city and on the next business day in the place of receipt, if successful transmission is received outside regular business hours in the recipient's city.

13.6 Announcements

The Purchaser and the Vendor agree that neither Party will issue a press release regarding the Properties or this Agreement without giving the other Party a reasonable opportunity to comment on the press release unless the issue is sooner required by the requirements of a stock exchange or Applicable Laws.

13.7 Modifications, Approvals and Consents

No amendment, modification, supplement, termination or waiver of any provision of this Agreement will be effective unless in writing signed by the appropriate Party and then only in the specific instance and for the specific purpose given.

13.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of British Columbia and the parties submit and attorn to the jurisdiction of the courts of British Columbia.

13.9 Severability

If a court or other tribunal of competent jurisdiction determines that any one or more of the provisions contained in this Agreement is invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

13.10 Entire Agreement

This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, oral or written, by and between any of the Parties with respect to the subject matter hereof.

13.11 Further Assurances

The Parties shall with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to give effect to the purpose of this Agreement and carry out its provisions whether before or after the Closing Date.

13.12 Enurement

This Agreement and each of the terms and provisions hereof shall enure to the benefit of and be binding upon the Parties and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

13.13 Counterparts

This Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such counterpart agreement or facsimile so executed shall be deemed to be an original and such counterparts and facsimile copies together shall constitute one and the same instrument.

[The remainder of this page has been left blank intentionally]

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the day and year first above written.

ALMADEN MINERALS LTD.

Per:

Authorized Signatory

BEANSTALK CAPITAL INC.

Per:

Authorized Signatory

SCHEDULES TO BE ATTACHED

Schedule A – Properties

Schedule B – Buildings

Schedule C – Equipment

Schedule D – Inventory

Schedule E – Technical Information

Schedule F– Permitted Encumbrances

Schedule G – Material Contracts

Schedule H – Licences, Permits and Authorizations

Schedule I – Royalty Agreement

SCHEDULE A

Properties

Claim	Type	No. Units	Record No.	Expiry Date	BCGS	Hectares
ELK06A	MCX	24	524944	12-Jul-2011	092H089/88	500.07
ELK06B	MCX	24	524945	12-Jul-2011	092H089/88	499.9
ELK06C	MCX	24	524946	12-Jul-2011	092H089/88	499.73
ELK06D	MCX	24	524947	12-Jul-2011	092H089/88	499.56
ELK06E	MCX	24	524948	12-Jul-2011	092H089	499.56
ELK06F	MCX	24	524949	12-Jul-2011	092H089	499.73
ELK06G	MCX	13	524950	12-Jul-2011	092H089	270.75
ELK06H	MCX	13	524952	12-Jul-2011	092H089/99	520.33
ELK06I	MCX	24	524954	12-Jul-2011	092H099/98	499.43
ELK05A	MCX	1	516781	12-Jan-2016	092H089	20.85
ELK05B	MCX	2	517116	12-Jan-2016	092H089	41.65
No Name	MCX	1	517045	12-Jan-2016	092H079	20.86
No Name	MCX	25	516717	12-Jan-2016	092H089	520.57
No Name	MCX	30	516725	12-Jan-2016	092H089	624.98
No Name	MCX	25	516727	12-Jan-2016	092H089	521.05
No Name	MCX	25	516731	12-Jan-2016	092H089/79	521.26
No Name	MCX	71	516732	12-Jan-2016	092H079	1,481.07
No Name	MCX	45	516733	12-Jan-2016	092H089	938.03
No Name	MCX	30	516739	12-Jan-2016	092H089	624.69
No Name	MCX	70	516740	12-Jan-2016	092H089	1,458.28
No Name	MCX	8	516743	12-Jan-2016	092H089	166.61
No Name	MCX	61	516750	12-Jan-2016	092H089	1,271.49
No Name	MCX	57	516755	12-Jan-2016	092H079/89	1,188.84
No Name	MCX	49	516757	12-Jan-2016	092H079/89	1,021.84
No Name	MCX	54	516759	12-Jan-2016	092H089/88	1,125.59
No Name	MCX	30	516761	12-Jan-2016	092H089	625.03
No Name	MCX	5	519105	12-Jan-2016	092H079	104.3
Siwash North	ML*	1	308695	14-Sep-2027	092H089	150.00
Total Area						16,716.05

*mining lease renewable yearly on Sept. 14

SCHEDULE B

Buildings

Core shack
Core storage
Cook shack

All located on the Properties.

SCHEDULE C

Equipment

Gold Processing Plant Equipment Listing

- Hardinge Ball Mill 6' x 9' 6" with GE motor, 150 hp, 700 rpm, 440 V, 60 cycle with Hamilton Gear Works speed reducer
- Cedarapids Jaw Crusher model 2540, 25" x 40" wit GE 100 hp motor, 440 V, 60 cycle
- FMC vibrating feeder with grizzly
- Telesmith 36" cone crusher, 75 hp, 440 V, 865 rpm
- Gold Room furnace, Speedy Melt, model T80,900,000 BTU
- Cat 3412 diesel engine with 330 kW generators 440 V (recently refurbished)
- 2 x Cat 3406 diesel engines with Cat generators 440 V (recently refurbished)
- Water filtration plant
- Minpro 3 cell cleaner bank of flotation cells 30" x 30"
- Galigher Agitair 3' 6" x 4' flotation cells
- Miscellaneous items:
    - Assorted pumps
    - Assorted electric motors
    - Selection of electrical control and switch gear
    - Various conveyors and parts
    - Other related equipment

SCHEDULE D

Inventory

NIL

SCHEDULE E

Technical Information

All technical information pertaining to the Properties including annual work reports from discovery in 1988 to present, as well as metallurgical, environmental, and resource data.

SCHEDULE F

Permitted Encumbrances

1% Net Smelter Returns Royalty in favour of Donald Edmund Agur (as defined and as paid as set out in Exhibit "B" of a property option agreement dated September 26, 1988 between Donald Edmund Agur and Fairfield Minerals Ltd.)

SCHEDULE G

Material Contracts

Property Option Agreement dated September 26, 1988 between Donald Edmund Agur and Fairfield Minerals Ltd.

SCHEDULE H

Licenses, Permits and Authorizations

Amended Permit MX-4-387 issued by the Province of British Columbia, Ministry of Energy, Mines and Petroleum Resources for the period beginning May 31, 2010 and ending November 15, 2011.

All bonds or deposits made in respect of any permits or licenses.

SCHEDULE I

ROYALTY AGREEMENT

Between

BEANSTALK CAPITAL INC.

and

ALMADEN MINERALS LTD.

Dated [Closing Date]

ROYALTY AGREEMENT

THIS AGREEMENT dated as of the ● day of ●, 2011.

BETWEEN:

BEANSTALK CAPITAL INC., a company incorporated under the laws of the Province of British Columbia, having a place of business at 750 West Pender Street, Suite 1103, Vancouver, British Columbia, V6C 2T8

(the "**Purchaser**")

AND:

ALMADEN MINERALS LTD., a company incorporated under the laws of British Columbia, having a place of business at Suite 1700, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

(the "**Vendor**")

For good and valuable consideration, the receipt and sufficiency of which is acknowledged by each of the Parties, the Parties covenant and agree as follows:

1. INTERPRETATION

1.1 Definitions

In this Agreement, unless otherwise provided:

(a) "**Act**" means the Securities Act (British Columbia);

(b) "**Affiliate**" has the meaning given such term under the Act;

(c) "**Agreement**" means this royalty agreement;

(d) "**Allowable Deductions**" means, for any Product, (i) the cost of transportation of such Product to a smelter or other place of treatment, and (ii) smelter and treatment charges but does not include the costs of milling or concentration;

(e) "**Area of Interest**" means all mineral property and surface interests within an area of one mile from any point on the outer perimeter of the Properties;

(f) "**Business Day**" means a day on which banks are generally open for business in Vancouver, British Columia;

(g) "**Date of Commencement of Commercial Production**" shall be the date upon which Ore from the Properties is being consistently milled on a continuous basis at 75% of the rate projected in the final feasibility study, if any, prepared by or for the Purchaser in respect of the Properties or 180 days after the date on which Ore from the Properties is first mined, whichever shall first occur, but in any event the Royalty shall be payable on all production;

(h) **"Gross Proceeds"** means, for any Product, the aggregate proceeds received by the Purchaser for the Sale of such Product;

(i) **"Net Smelter Returns"** means the Gross Proceeds received by the Purchaser in any year from the sale of Product from the mining operation on the Properties less Allowable Deductions;

(j) **"Ore"** shall mean any material containing a mineral or minerals of commercial economic value mined from the Properties or any production sold from the Properties of any nature whatsoever.

(k) **"Party"** or "Parties" means one or more of the parties to this Agreement;

(l) **"Person"** has the meaning given such term under the Act;

(m) **"Product"** means Ore mined from the Properties and any concentrates or other materials or products derived therefrom, provided, however, that if any such Ore, concentrates or other materials or products are further treated as part of the mining operation in respect of the Properties, such Ore, concentrates or other materials or products shall not be considered to be "Product" until after they have been so treated;

(n) **"Properties"** means the mineral property interests in the Similkameen Mining Division, British Columbia as set out in Schedule A hereto and any other properties acquired by the Purchaser or the Vendor within five years of the date hereof within the Area of Interest;

(o) **"Purchase Agreement"** means the purchase agreement between Beanstalk Capital Inc. and Almaden Minerals Ltd, dated as of February 15, 2011.

(p) **"Royalty"** has the meaning ascribed thereto in Section 2.1; and

(q) **"Sale"** means a sale of a Product by or on behalf of the Purchaser or any Affiliate of the Purchaser to any other Person;

1.2 Exhibits

Schedule "A", which is attached to this Agreement, is incorporated into and forms part of this Agreement:

1.3 Governing Law

This Agreement will in all respects be governed by and be construed in accordance with the laws in force in the Province of British Columbia and will be under the exclusive jurisdiction of the courts of such jurisdiction.

1.4 Severability

If any one or more of the provisions contained in this Agreement is held to be invalid, illegal or unenforceable in any respect under the laws of any jurisdiction, the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby under the laws of any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

1.5 Calculation of Time

If any time period set forth in this Agreement ends of a day which is not a Business Day, then notwithstanding any other provision of this Agreement, such period will be extended until the end of the next following day which is a Business Day.

1.6 Headings

The headings to the articles and sections of this Agreement are inserted for convenience only and will not affect the construction hereof.

1.7 Other Matters of Interpretation

In this Agreement:

(a) the singular includes the plural and vice versa;

(b) the masculine includes the feminine and vice versa;

(c) references to "article", "section" and "subsection" are to articles, sections and subsections of this Agreement, respectively;

(d) all provisions requiring a Party to do or refrain from doing something will be interpreted as the covenant of that Party with respect to that matter notwithstanding the absence of the words "covenants" or "agrees" or "promises"; and

(e) the words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions when used in this Agreement refer to the whole of this Agreement and not to any particular article, part, section, exhibit or portion thereof.

2. ROYALTY

2.1 Royalty

The Purchaser will pay to the Vendor a royalty equal to 2.0% of Net Smelter Returns (the "Royalty").

3. <u>OPERATION OF THE PROPERTIES</u>

3.1 Removal of Ore

The Purchaser may remove reasonable quantities of Ore and rock from the Properties for the purpose of bulk sampling and of testing but not for storage or stockpiling without the written consent of the Vendor, and there shall be no Royalty payable to the Vendor with respect thereto unless revenues are derived therefor.

3.2 Commingling

The Purchaser shall have the right to commingle with Ores from the Properties, ore produced from other properties provided that prior to such commingling, the Purchaser shall adopt and employ reasonable practices and procedures for weighing, determination of moisture content, sampling and assaying, as well as utilize reasonable accurate recovery factors in order to determine the amount of products derived from, or attributable to Ore mined and produced from the Properties. The Purchaser shall maintain accurate

records of the results of such sampling, weighing and analysis as pertaining to Ore mined and produced from the Properties.

4. ASSIGNMENT

4.1 Assignment by the Vendor

The Vendor may transfer, sell, assign or otherwise dispose of all but not less than all of its rights under this Agreement or the Royalty, without the consent of the Purchaser. Vendor shall notify Purchaser in writing of any such transfer, sale, assignment or disposition prior to its occurrence.

5. PAYMENTS

5.1 Payments

The obligation to pay the Royalty on any Product will accrue upon any Sale, provided that where a Sale is made on a provisional basis, the amount of the Royalty payable will be initially based upon the value of Product credited by such provisional settlement, with later adjustment to account for the value of Product established by final settlement.

5.2 Timing of Payments

Each Royalty payment shall be calculated by the Purchaser at the end of each quarter and will be due and payable quarterly on the last day of the month next following the end of the calendar quarter in which the same accrued.

5.3 Statements

On or before the last day of each quarter of each year after the Date of Commencement of Commercial Production, the Purchaser shall deliver to the Vendor a statement showing in reasonable detail for the quarter due:

(f) the quantities and grades of Product outturned to the Purchaser's account and for all other Products for which there has been a Sale in the quarter;

(g) the Gross Proceeds received during such quarter;

(h) the Allowable Deductions for such quarter; and

(i) other pertinent information in sufficient detail to explain the calculation of the Royalty payment due.

5.4 Currency

All payments to be made under this Agreement will be made in Canadian dollars.

5.5 Payment Mechanism

Each payment hereunder will be made by wire transfer in immediately available funds, to such account at a banking institution as the Vendor may designate pursuant to instructions provided by the Vendor to the Purchaser not less than three (3) Business Days prior to the date upon which such payment is to be made. Payment by the Purchaser in accordance with this paragraph 5.5 will constitute payment duly received by

the Vendor. If the banking institution nominated by the Vendor does not accept a payment prior to its due date from the Purchaser, then the Purchaser will be entitled to make payment to the Vendor by delivery within ten (10) Business Days of such due date of a bank draft to the Vendor at the address specified under or in accordance with the paragraph 7.2 below.

5.6 Books and Records

The Purchaser agrees to maintain for each mining operation on the Properties up to date and complete records relating to the production and sale of Product including accounts, records, statements and returns relating to treatment and smelting arrangements of the Product, and the Vendor or its agents shall have the right at all times, including for a period of twelve (12) months following the expiration or termination of this Agreement, to inspect such records, statements, and returns and make copies thereof at its own expense for the purpose of verifying the amount of Royalty payments to be made by the Purchaser to the Vendor pursuant hereto. The Vendor shall have the right to have such account audited by independent auditors once a year. If such audit determines that there has been a deficiency in the payment made to the Vendor, such deficiency will be resolved by adjusting the next quarterly Royalty payment due hereunder. If production has ceased, settlement will be made between the Parties by cash payment. The Vendor will pay all costs of such audit unless a deficiency of five percent or more of the amount due to the Vendor is determined to exist, in which event the Purchaser will pay such costs.

5.7 Audited Statement

The Purchaser shall have an audited statement prepared by its auditors for each year with respect to the Royalty payable to the Vendor hereunder, by the 30th day of June in the following year, and the Purchaser shall forthwith deliver a copy of such statement to the Vendor.

6. ARBITRATION

6.1 Settling Disputes

Subject to Section 6.4, if any dispute, claim, question or difference arises with respect to this Agreement or its performance, enforcement, breach, termination or validity (a "Dispute"), the Parties will use their reasonable efforts to settle the Dispute.

6.2 Arbitration

Subject to Section 6.4, except as is expressly provided in this Agreement, if the Parties do not reach a solution pursuant to Section 6.1 within a period of 30 Business Days following the first notice of the Dispute by any Party to the other, then upon written notice by any Party to the other, the Dispute shall be finally settled by arbitration in accordance with the provisions of the Commercial Arbitration Act, (British Columbia), based upon the following:

(a) The arbitration tribunal shall consist of one arbitrator appointed by mutual agreement of the Parties, or in the event of failure to agree within seven Business Days following delivery by a party of a written notice on the other party to concur in the appointment of a single arbitrator or to appoint an arbitrator, any Party may apply to the Supreme Court of British Columbia to appoint an arbitrator. The arbitrator shall be qualified by education and training to rule upon the particular matter to be decided.

(b) The arbitrator shall be instructed that time is of the essence in the arbitration proceeding and, in any event, the arbitration award must be made within 60 days of the submission of the Dispute to arbitration.

(c) After written notice is given to refer any Dispute to arbitration, the Parties will meet within 15 Business Days of delivery of the notice and will negotiate in good faith any changes in these arbitration provisions or the rules of arbitration which are herein adopted, in an effort to expedite the process and otherwise ensure that the process is appropriate given the nature of the Dispute and the values at risk.

(d) The arbitration shall take place in Vancouver, British Columbia.

(e) The arbitration award shall be given in writing and shall be final and binding on the Parties, not subject to any appeal, and shall deal with the question of costs of arbitration and all related matters, subject to the next sentence. A Party to a Dispute may, at any time, make an offer to the other Party to the Dispute to settle all or any part of the Dispute. Any offer to settle shall be deemed to be an offer of compromise made in confidence and without prejudice. The fact that an offer to settle has been made shall not be communicated to the arbitrator until the arbitrator has made a final determination of all aspects of the Dispute other than costs. If an offer to settle is not accepted and the arbitration award is no more favourable to the Party to which the offer was made, the Party making the offer shall be entitled to all of its costs in connection with the arbitration in respect of the period from the date the offer to settle was made to the making of the arbitration award. The costs of arbitration include the arbitrators' fees and expenses, the provision of a reporter and transcripts, reasonable legal fees and reasonable costs of preparation.

(f) Judgment upon any award may be entered in any Court having jurisdiction or application may be made to the Court for a judicial recognition of the award or an order of enforcement, as the case may be.

(g) All Disputes referred to arbitration (including the scope of the agreement to arbitrate, any statute of limitations, set-off claims, conflict of laws rules, tort claims and interest claims) shall be governed by the substantive law of British Columbia.

(h) The Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it (including any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions and any awards) shall not be disclosed beyond the arbitrator, the Parties, their counsel and any person necessary to the conduct of the proceeding, except as may lawfully be required in judicial proceedings relating to the arbitration or otherwise or as may be required by Law.

6.3 Availability of Officers, Employees, etc.

Each Party to a Dispute agrees to use all reasonable efforts to make available to the other Party to the Dispute, upon reasonable request, those current and former officers, employees, agents and representatives of the Party or any of its affiliates (as such term is defined in the Business Corporations Act (British Columbia)) whose assistance, testimony or presence is necessary or desirable to assist the other Party in preparing for and participating in the arbitration of the Dispute, but only for such purpose. The Party making the request shall be responsible for paying all costs, including the salary and out-of-pocket expenses, of the other Party and its affiliates associated with making such individuals available.

6.4 Arbitration Does Not Apply.

Nothing in this Article 6 shall limit or prevent a Party from seeking to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damage (and without the requirement of posting a bond or other security).

7. MISCELLANEOUS

7.1 No Partnership

This Agreement is not intended to, and will not be deemed to, create any partnership relation between the Parties including, without limitation, a mining partnership or commercial partnership. The obligations and liabilities of the Parties will be several and not joint and neither Party will have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of the other Party except as expressly contemplated herein. Nothing herein contained will be deemed to constitute a Party the partner, agent or legal representative of the other Party or to create any fiduciary relationship between the Parties.

7.2 Notice

Any notice, election, proposal, consent objection or other document required or permitted to be given hereunder ("Notices") will be in writing addressed to the Parties as follows:

Purchaser:

BEANSTALK CAPITAL LTD.
Suite 1700 - 700 West Pender Street
Vancouver, BV V6C 1G8

Attention: James O'Rourke, Chief Executive Officer

Email: jim@cumtn.com
Fax No.: 604.682.2993

with a copy to Purchaser's Solicitors at:

AXIUM LAW CORPORATION

Suite 3350, 1055 Dunsmuir Street
PO Box 49222, Four Bentall Centre
Vancouver, BC V7X 1L2

Attention: Michael Varabioff

Email: mvarabioff@axiumlaw.com
Fax No.: 604.692-4900

Vendor:

ALMADEN MINERALS LTD.

750 West Pender Street, Suite 1103
Vancouver, BC V6C 2T8

Attention: Duane Poliquin

Email: d.poliquin@almadenminerals.com
Fax No.: 604.689.7645

with a copy to the Vendor's Solicitors at:

WILLIAM J WORRALL,Q.C. LAW CORP
Suite 950 – 1199 West Hastings Street
Vancouver, BC V6E 3T5

Attention: William J. Worrall, QC

Email: wjworrall@lexaslaw.com
Fax No.: 604-689-7030

All Notices will be given by personal delivery, facsimile transmission, e-mail transmission or prepaid registered mail, return receipt requested. All Notices will be effective and will be deemed delivered as follows:

(i) if by personal delivery, on the date of delivery if delivered during normal business hours, and, if not delivered during normal business hours, on the next Business Day following delivery;

(ii) if by facsimile or e-mail transmission, upon successful transmission thereof if transmitted during regular business hours, and, if not delivered during normal business hours, on the next Business Day following receipt of the facsimile or email transmission; and

(iii) if by mail, on the next Business Day after actual receipt.

A Party may at any time change its address for future Notices hereunder by Notice in accordance with this section.

7.3 Further Assurances

Each Party will, at the request of another Party and at the requesting Party's expense, execute all such documents and take all such actions as may be reasonably required to effect the purposes and intent of this Agreement.

7.4 Entire Agreement

Subject to the terms of the Purchase Agreement, this Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof, all previous agreements and promises in respect thereto being hereby expressly rescinded and replaced hereby. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than those expressly set forth in this Agreement and the Purchase Agreement.

7.5 No Waivers

No waiver of or with respect to any term or condition of this Agreement will be effective unless it is in writing and signed by the waiving Party, and then such waiver will be effective only in the specific instance and for the purpose of which given. No course of dealing among the Parties, nor any failure to

exercise, nor any delay in exercising, any right, power, or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise of any specific waiver of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

7.6 Time of the Essence

Time is of the essence in the performance of any and all of the obligations of the Parties, including, without limitation, the payment of monies.

7.7 Counterparts

This Agreement may be executed in multiple counterparts, each of which will constitute an original, but all of which together will constitute one and the same instrument.

7.8 Parties in Interest

This Agreement will enure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the day and year first above written.

BEANSTALK CAPITAL INC.

Per:

____
Authorized Signatory

ALMADEN MINERALS LTD.

Per:

____
Authorized Signatory